LORD ABBETT SERIES FUND, INC.
90 Hudson Street
Jersey City, NJ 07302

May 7, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Joint Fidelity Bond (Bond No. 87023113B) for the Lord Abbett Series Fund, Inc. – Short Duration Income Portfolio (SEC File No. 811-05876) (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1)(ii) under the Investment Company Act of 1940, hereby enclose for filing with the Commission:

(i)	Rider 16 to the joint insured bond covering the registered investment companies named in Exhibit C below (Exhibit A);

(ii)	Certificates signed by an authorized officer of the Fund certifying the resolutions of a majority of the Board of Directors who are not “interested persons” of Lord Abbett Series Fund, Inc. (the “Company”) approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Fund (Exhibit B);

(iii)	Exhibit C showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond. Premiums on the joint insured bond have been paid for the period through June 30, 2014; and

(iv)	A copy of an agreement among the Fund and all of the other named insureds under the Blanket Fidelity Bond, which is required pursuant to paragraph (f) of Rule 17g-1 (Exhibit D)*.

Please contact the undersigned at (201) 827-2225 if you need any additional information.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary of
Lord Abbett Series Fund, Inc.

Enclosures

* Incorporated by reference to the Blanket Fidelity Bond filed on August 9, 2013.

EXHIBIT A

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED		BOND NUMBER

Lord, Abbett & Co. LLC		87023113B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 14, 2014	June 30, 2013 to June 30, 2014	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Short Duration Income Portfolio, a series fund of:

Lord Abbett Series Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

EXHIBIT B

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Short Duration Income Portfolio (the “New Fund”), a series of Lord Abbett Series Fund, Inc., hereby certifies that the following are true and correct resolutions of each Board of Directors of the above-named Company duly adopted on January 28-29, 2014:

RESOLVED, that the addition of the New Fund to the coverage under the Blanket Fidelity Bond (the “Bond”) issued by ICI Mutual to each of the Lord Abbett Funds, Lord Abbett, Lord Abbett Distributor, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of the New Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the New Fund’s portfolio; and further

RESOLVED, that the portion of the premium to be paid by the New Fund for the Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only the Fund as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

May 7, 2014

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Affiliated Fund, Inc.; Lord Abbett Bond-Debenture Fund, Inc.; Lord Abbett Developing Growth Fund, Inc.; Lord Abbett Equity Trust; Lord Abbett Global Fund, Inc.; Lord Abbett Investment Trust; Lord Abbett Mid Cap Stock Fund, Inc.; Lord Abbett Municipal Income Fund, Inc.; Lord Abbett Research Fund, Inc.; Lord Abbett Securities Trust; Lord Abbett Series Fund, Inc.; Lord Abbett Stock Appreciation Fund; Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (collectively the “Funds”), hereby certifies that the following are true and correct resolutions of each Board of Directors (Trustees) of each above-named Corporation (Trust) duly adopted on June 6, 2013:

RESOLVED, that coverage under the Bond issued by ICIM to each of the Funds, Lord Abbett, Lord Abbett Distributor, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds’ portfolios; and further

RESOLVED, that the portion of the premium to be paid by each Fund for such Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium each Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only that Fund as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

August 9, 2013

EXHIBIT C

Each of the Lord Abbett registered investment companies, had they not been jointly insured under this Blanket Fidelity Bond, would have had to provide and maintain single insured bonds based on their respective assets as of as June 30, 2013 in the following amounts:

Lord Abbett Funds	Portfolio Assets as of 6/30/13	Total Registered Management Investment Company Assets as of 6/30/13	Amount of Single Insured Bond

Lord Abbett Affiliated Fund, Inc.	$6,739,889,049	$6,739,889,049	$2,500,000

Lord Abbett Bond-Debenture Fund, Inc.	$8,264,576,413	$8,264,576,413	$2,500,000

Lord Abbett Developing Growth Fund, Inc.	$2,834,886,697	$2,834,886,697	$1,700,000

Lord Abbett Equity Trust		$1,272,405,507	$1,250,000
Lord Abbett Calibrated Large Cap Value Fund	$366,562,448
Lord Abbett Calibrated Mid Cap Value Fund	$318,632,210
Lord Abbett Small-Cap Blend Fund[1]	$587,210,848

Lord Abbett Global Fund, Inc.		$609,680,156	$900,000
Lord Abbett Emerging Markets Local Bond Fund	$5,044,110
Lord Abbett Emerging Markets Corporate Debt Fund[2]	$-0-
Lord Abbett Emerging Markets Currency Fund	$419,967,648
Lord Abbett Multi-Asset Global Opportunity Fund [3]	$184,668,398

Lord Abbett Investment Trust		$50,950,790,548	$2,500,000
Lord Abbett Diversified Equity Strategy Fund	$217,200,543
Lord Abbett Multi-Asset Balanced Opportunity Fund [3]	$1,589,877,473
Lord Abbett Multi-Asset Growth Fund [3]	$865,931,938
Lord Abbett Multi-Asset Income Fund [3]	$853,474,848
Lord Abbett Convertible Fund	$492,781,529
Lord Abbett Core Fixed Income Fund	$1,300,779,017
Lord Abbett Floating Rate Fund	$6,160,835,348
Lord Abbett High Yield Fund	$2,266,594,283
Lord Abbett Income Fund	$2,130,546,876
Lord Abbett Inflation Focused Fund	$1,012,712,634
Lord Abbett Short Duration Income Fund	$32,364,320,498
Lord Abbett Total Return Fund	$1,695,735,562

Lord Abbett Mid Cap Stock Fund, Inc.	$2,433,036,496	$2,433,036,496	$1,500,000

Lord Abbett Municipal Income Fund, Inc.		$11,420,685,760	$2,500,000
Lord Abbett AMT Free Municipal Bond Fund	$185,675,626
Lord Abbett California Tax Free Income Fund	$252,663,421
Lord Abbett High Yield Municipal Bond Fund	$1,909,486,966
Lord Abbett Intermediate Tax-Free Fund	$3,992,425,590
Lord Abbett National Tax Free Income Fund	$1,968,826,857
Lord Abbett New Jersey Tax Free Fund	$143,306,365
Lord Abbett New York Tax Free Fund	$365,524,360
Lord Abbett Short Duration Tax Free Fund	$2,602,776,576

Lord Abbett Research Fund, Inc.		$5,930,057,452	$2,500,000
Lord Abbett Calibrated Dividend Growth Fund	$1,176,993,503

Lord Abbett Funds	Portfolio Assets as of 6/30/13	Total Registered Management Investment Company Assets as of 6/30/13	Amount of Single Insured Bond
Lord Abbett Classic Stock Fund[4]	$670,423,236
Lord Abbett Growth Opportunities Fund	$593,520,490
Small-Cap Value Series	$3,489,120,222

Lord Abbett Securities Trust		$12,064,367,375	$2,500,000
Lord Abbett Alpha Strategy Fund	$977,425,227
Lord Abbett Fundamental Equity Fund	$5,200,734,095
Lord Abbett Growth Leaders Fund	$199,558,191
Lord Abbett International Core Equity Fund	$732,191,353
Lord Abbett International Dividend Income Fund	$2,090,945,765
Lord Abbett International Opportunities Fund	$324,997,282
Lord Abbett Micro-Cap Growth Fund	$131,438,111
Lord Abbett Micro-Cap Value Fund	$142,238,855
Lord Abbett Value Opportunities Fund	$2,264,838,495

Lord Abbett Series Fund, Inc.		$3,041,705,798	$2,100,000
Bond-Debenture Portfolio	$817,267,653
Calibrated Dividend Growth Portfolio	$118,756,208
Classic Stock Portfolio	$44,592,136
Developing Growth Portfolio	$1,600,176
Fundamental Equity Portfolio	$393,247,215
Growth and Income Portfolio	$994,034,117
Growth Opportunities Portfolio	$90,778,629
International Core Equity Portfolio	$17,440,268
International Opportunities Portfolio	$50,102,021
Mid Cap Stock Portfolio	$418,679,795
Short Duration Income Portfolio[5]	$-0-
Total Return Portfolio	$94,938,255
Value Opportunities Portfolio	$269,325

Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.	$773,350,488	$773,350,488	$1,000,000

[1]	Effective July 19, 2013, Lord Abbett Small-Cap Blend Fund reorganized into Lord Abbett Value Opportunities Fund, a series of Lord Abbett Securities Trust.
[2]	Effective October 28, 2013, Lord Abbett Emerging Markets Corporate Debt Fund, a series of Lord Abbett Global Fund, Inc., was added.
[3]	Effective November 29, 2013, the name change of (1) Lord Abbett Multi-Asset Global Opportunity Fund (formerly, Lord Abbett Global Allocation Fund); and (2) effective December 1, 2013, Lord Abbett Multi-Asset Balanced Opportunity Fund (formerly, Lord Abbett Balanced Strategy Fund), Lord Abbett Multi-Asset Growth Fund (formerly, Lord Abbett Growth & Income Strategy Fund), and Lord Abbett Multi-Asset Income Fund (formerly, Lord Abbett Diversified Income Strategy Fund).
[4]	Effective November 22, 2013, the Reorganization of Lord Abbett Classic Stock Fund, into Lord Abbett Calibrated Dividend Growth Fund, each a series of Lord Abbett Research Fund, Inc.
[5]	Effective April 14, 2014, Short Duration Income Portfolio, a series of Lord Abbett Series Fund, Inc., was added.